July 30, 2024

VIA E-mail

Nicole Runyan, P.C.
Pamela Poland Chen
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

         Re: 5C Lending Partners Corp.
             File No. 000-56665

Dear Ms. Runyan and Ms. Chen:
        On July 1, 2024, you filed a registration statement on Form 10 on behalf of 5C Lending
Partners Corp. (the    Company   ). We have reviewed the registration statement
and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.
         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

REGISTRATION STATEMENT
Explanatory Note (pages 1-3)
   1.    Please supplementally explain why inclusion of the term    lending
in the Company   s
         name does not refer to a type of an investment, which would require an 80% policy
         under rule 35d-1. We note that other BDCs with    lending    in their
names have an 80%
         policy.
   2. Page 1 indicates that the Company will file an election to be regulated as a BDC as soon as reasonably practical after filing the registration statement. Please disclose when election to be regulated as a BDC will be filed.
Summary of Risk Factors (pages 7-9)
    3. Disclosure in the second bullet point under the    General Risks
subheading on page 9
       states that the Company does not currently have comprehensive documentation of its
       internal controls. Please clarify that    internal controls    refers to
financial reporting
       under Section 404 of the Sarbanes-Oxley Act of 2002, or otherwise provide additional context for this risk disclosure.
    4. Please supplementally confirm that the Company has adopted and implemented policies and procedures pursuant to rule 38a-1.
Item 1. Business
Company   5C Lending Partners Corp. (pages 10-11)
    5. The first sentence of the second paragraph on page 10 states that the Company will primarily invest in U.S.- domiciled upper middle-market companies. Please also briefly disclose the other types of investments the Company will make.
    6. The second sentence of the second paragraph on page 10 states that the Company generally considers upper middle-market companies to consist of
companies with    $50
       million or greater of annual earnings       Please disclose the maximum
amount of
       EBITDA that the Company considers to encompass upper middle-market companies.
    7. The second sentence of the second paragraph on page 10 references attractive
       investment characteristics    and    potential for attractive
risk-adjusted returns.    Please
       disclose how the Company is defining these terms.
    8. The first sentence of the fourth paragraph on page 10 states that the Company may enter into foreign exchange derivatives. Please disclose if the Company intends to make foreign investments.
    9. The second sentence of the fourth paragraph on page 10 indicates that the Company
          does not generally intend    to enter into derivative agreements for
speculative purposes.
       Please briefly describe the circumstances under which the Company might enter into derivatives for speculative purposes.
Market Opportunity (page 14)




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 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

    10. The first sentence under the    Attractive Risk Profile in Senior
Secured Loans
        subheading references    high quality,    private equity sponsor
backed, U.S.-domiciled
        upper middle-market companies. Please disclose what the Company means
by    high
        quality    in this context.
Investment Strategy (pages 15-16)
    11. Disclosure in the first paragraph under the    Investment Strategy
heading on page 15
        indicates that the Company will invest in securities convertible into common stock and warrants, among other things. Will the Company invest in contingent convertibles? If so, please update the principal strategy and risk sections accordingly to address such instruments.
    12. Disclosure on page 15 states that the Company will target investments ranging in size between $20- $300 million. Please clarify how the Company is defining this metric
        (e.g., does it refer to EBITDA?)
    13. Disclosure on page 15 indicates that the Company may enter into derivative
        arrangements to hedge certain risks. Please disclose the extent to which derivatives are expected to be used.
    14. Disclosure on page 16 under the    Highly Selective Approach
subheading states that the
        Advisor believes that upper-middle market companies have    greater
scale and
        diversification.    Please clarify in the disclosure what the Company
means by    greater
        scale and diversification.
Structure of Investments (pages 16-17)
    15. Disclosure under the    Opportunistic Investments    subheading on page
17 lists a variety
        of additional investment types that the Company may make. Please ensure that the risks associated with these opportunistic investments are disclosed in the discussion of risks, as appropriate.
Investment Selection (page 18)
    16. Disclosure in the first paragraph under the    Investment Selection
heading states that the
        Advisor believes that focus on    quality and capital preservation
are fundamental to
        generating durable risk-adjusted returns. Please disclose how the Advisor will measure
           quality    in this context.
    17. Disclosure in the second paragraph under the    Investment Selection
heading references
        companies with shareholders and management teams that have    large
financial
        commitments       Please clarify in disclosure what the Company means
by    large
        financial commitments    in this context.
Investment Advisory Agreement; Compensation of the Advisor (pages 21-23)
    18. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of
        Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.


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 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

    19. Please provide examples demonstrating the operation of an incentive fee.
    20. Please provide a graphical representation of the income-related portion of the incentive fee.
Investment Advisory Agreement; Limitations of Liability and Indemnification (page 23)
    21. Disclosure in the second paragraph under the    Limitations of
Liability and
        Indemnification    subheading references Section 17(i) of the 1940 Act.
Please also add a
        reference to Section 17(h) of the 1940 Act.
The Private Offering (pages 29-30)
    22. In connection with the    Subscription Agreements    referenced on page
30, please explain
        to us supplementally:
           a. How having Subscription Agreements with different terms would comply with
               Sections 18 and 61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
           b. Whether different terms in any Subscription Agreements could have a material, negative effect on other Company investors;
           c. Whether the terms of different Subscription Agreements will be disclosed to all
               Company investors, and how they will be disclosed including the timing of such disclosure;
           d. Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
           e. Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
Distribution Reinvestment Plan (page 31)
    23. Please disclose:
           a. How Stockholders may obtain additional information about the plan;
           b. The method of determining the number of shares that will be distributed instead of a cash dividend;
           c. If applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and
           d. If a cash purchase plan option is available, any minimum or maximum investment required.
Regulation as a BDC; Affiliated Transactions (page 35)
    24. Disclosure in the second sentence under the    Affiliated Transactions
  subheading on
        page 35 states that the Company expects to rely on co-investment exemptive relief.
        Please explain supplementally when the Company expects to make a request for this relief.

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 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024


Item 1A. Risk Factors
Risks Related to the Company   s Business and Structure (pages 47-56)
    25. Disclosure in the second paragraph under the heading    The Company may
have
        difficulty sourcing investment opportunities    on page 48 states that
it could take some
        time to invest substantially all of the capital the Company expects to raise. Please disclose how long it is expected to take to fully invest net proceeds in accordance with
        the Company   s investment objectives and policies, the reasons for any
anticipated
        lengthy delay in investing the net proceeds, and the consequences of any delay.
Risks Related to the Advisor and its Affiliates (pages 57-64)
    26. Disclosure in the fourth paragraph on page 58 under the    The Company
 s fee structure
        may create a conflict of interest due to the incentives for the Advisor to make
        speculative investments or use substantial leverage    subheading
indicates that the
        Company may invest in the securities and instruments of private funds. Please supplementally explain if the Company will invest more than 15% of its assets in hedge funds and private equity issuers that rely on 3(c)(1) and 3(c)(7) of the 1940 Act.
Risks Related to Business Development Companies (64-67)
    27. Disclosure on page 66 indicates that the Company may create a wholly-owned
        subsidiary. Please confirm supplementally that:
           a. The subsidiary   s expenses will be included in the Company   s
prospectus fee
              table;
           b. The subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
           c. The subsidiary and its board of directors will agree to inspection of the
              subsidiary   s books and records by the staff; and
           d. The subsidiary   s board of directors will sign the Company   s
registration
              statement.
    28. Please also revise the disclosure referenced above on page 66 to apply the
        representations to subsidiaries (as defined by the Company), and not just wholly-owned subsidiaries.
Risks Related to the Company   s Investments (pages 68-81)
    29. Please address the investments listed under the    Restructurings
sub-heading on page 68
        in the discussion of principal strategies if such investments are not already described there.
    30. On page 76, the Company states that while it is not    targeting    any
specific industries,
        the Company   s investments may be    focused on relatively few
industries.    Please
        clarify what it means that the Company will not    target    any
specific industries but may
           focus    on relatively few industries, and disclose those
industries.
    31. Please update the discussion of Brexit on page 81 if it has become outdated.

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 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

General Risks (page 96)
    32. The risk disclosure on page 96 under the subheading    The Company is
subject to risks
        related to ESG matters    implies that the Company considers ESG
factors as part of its
        investment strategy. Please clarify in the discussion of the Company
s strategy whether
        the Company will be integrating ESG factors into its investment analysis. If so, please identify examples of ESG criteria that will be considered. Please also disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.
Item 7. Certain Relationships and Related Transactions and Director
Independence
Resource Sharing Agreement (pages 113-114)
    33. Explain to us how the Resource Sharing Agreement referenced starting on page 113 operates and why it is not an advisory contract within the meaning of the 1940 Act. In your response, address:
           a. Specific services 5C and its employees will provide on the
Advisor   s behalf and
               why those services do not amount to advisory services provided to the Company;
           b. The extent to which the Investment Advisor will depend on 5C   s
personnel;
           c. Whether 5C personnel who provide investment advice with respect to the
               Company will be supervised persons of the Investment Advisor under Section
               202(a)(25) of the Advisers Act;
           d. Whether and what fees are paid to 5C and by whom and whether or not they are paid pursuant to the Resource Sharing Agreement; and
           e. Whether 5C is considered a fiduciary with respect to the Company.
    34. Please provide us with the Resource Sharing Agreement to review.
    35. Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Investment Advisor are dependent on the Resource Sharing
        Agreement).
Item 11. Description of Registrant   s Securities to be Registered
Control Share Acquisitions (pages 128-129)
    36. Please disclose:
           a. how voting rights for control shares may be restored;
           b. any exemptions for acquisitions of control shares.
    37. Please also disclose:
           a. the rationale for the Company not broadly exempting application of control share provisions;
           b. the impact upon shareholders of these provisions; and
           c. whether the board of directors/trustees has considered the provisions and determined that they are in the best interest of the Company and its shareholders.
Conflict with the 1940 Act (page 130)



       Page 6 of 8
 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

    38. Please disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company
Act.
Item 15. Financial Statements and Exhibits
    39. Please file an amended Form 10 filing with complete financial statements at least 15
        days prior to the Form 10   s effectiveness.
    40. Please file finalized documents and agreements, rather than any    form
of    agreements.
    41. Article XIII, Section 1 of the Company   s Bylaws contains a carveout
from an exclusive
        forum provision for claims arising solely under federal securities laws. However, the carveout applies only to item (b) in Section 1 of the Bylaws (derivative actions). Please revise this state law claims provision in the bylaws to make clear that
Article XIII,
        Section 1 in its entirety, rather than just Article XIII Section 1 item
(b), does not apply to
        claims arising under the federal securities laws.
    42. Please revise Article VIII, Section 8.2 of the Articles of Amendment and Restatement to
        state that indemnification is subject to sections 17(h) and (i) of the 1940 Act.
    43. Please provide us with a copy of the Company   s full charter and/or
declaration of trust.
General Comments
    44. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
    45. Response to this letter should be in the form of a pre-effective amendment filed under the
        Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
    46. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.
    47. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


                                      *    *   *    *   *    *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of





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 Ms. Nicole Runyan, Esq. and Ms. Pamela Chen, Esq.
July 30, 2024

action by the staff. Should you have any questions regarding this letter, please contact me at
(213) 320-8886 or brodskya@sec.gov.

                                                     Sincerely,

                                                     /s/ Aaron Brodsky

                                                     Aaron Brodsky
                                                     Attorney-Adviser

cc:    Thankam Varghese, Branch Chief
       Michael Spratt, Assistant Director





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